ACEM HOLDINGS, INC.
2 Corporate Drive, Suite 234
Shelton, Connecticut 06484

October 5, 2012

Filed via EDGAR

Mr. Russell Mancuso, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Acem Holdings, Inc.
           File No. 33-55254-36
           Form 8-K
                   Filed January 11, 2012
                 Dear Mr. Mancuso:

On behalf of Acem Holdings, Inc., Commission File Number 33-55254-36 (hereinafter "the Company"), I Richard Fokker, Chief Execurive Officer, hereby in accordance with your letter dated September 26, 2012, state as follows:

Your letter dated September 26, 2012 states that you have issued comments to us on the above captioned filing on January 20, 2012, February 16, 2012 and March 29, 2012.  We have responded to each of your comments.  Your last comment letter dated March 29, 2012 had the following comments which we responded to previously.

Question 1. - Please tell us whether the authorization for the split and increase in the number of authorized shares that you mentioned in the last sentence of your response to prior comment 6 considers votes from shares issued after the split and increase in authorized shares.  Also, please tell us when you receive the authorization.

ANSWER:

No.  Only shares pre split was considered and before the increase.  Authorization has been received orally but are waiting for the written authorization signed by the shareholders which we anticipate no later than by the end of the month.  A major shareholder has been out of town to send the aithorization.

Question 2. - Comment 7 in our February 16, 2012 letter to you referred to comment 6 in our January 20, 2012 letter to you.   Both comments sought that you amend your Form 8-K to include the text that Form 8-K requires registrants to include on the Signatures page when registrants file sa report on Form 8-K.  Form 8-K requires text status the following to appear immediately fter the word "Signatures" and before the name of the registrant on the signature page: "Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized."  Please revive your filing accordingly.

ANSWER:

Form 8-K/ for filings dated December 14, 2011, December 15, 2011, December 22, 2011, January 6, 2012 and January 9, 2012 were filed today.

As of today I can report to you the following.  The Acquisition of ACEM Holding AG which is the subject of all your correspondence in the Form 8-K filed on January 11, 2012 is being unwinded.  While it was our full intention to complete the acquisition, and the we thought we have completed the acquisition when the Agreements were signed,, we were unable to get the sellers, or should I say the primary seller, to agree that the acquisition was in fact completed.  We are therefore in the process of completing the Agreements to unwind the transaction and plan to file a Form 8-K in the next 10 days to announce it publicly as soon as the Recession Agreement is signed.  At the same time, the Company is acquiring XL Rent BV, a Dutch corporation that leases assets in Europe, in particular, short term leases of rental cars in Spain.  Because of the recent financial developments in Europe and in particular in Spain, financing cars through traditional banks have become nearly impossible.  XL currently leases 66 cars in Ibiza, Spain, a popular tourist destination.  They are currently raising 2.5 million Euros in a debt structure entirely from private investors in Europe to expand their fleet to 300 cars.  We anticipate making this acquisition within the same ten days period.

The shareholder's vote per your prior correspondence has been obtained.  As a result, the Company is planning immediately to get itself current, but unfortunately will have to file that the Company has been a "Shell" Company over the previous year, an issue raised in your February 16, 2012 letter.  No stock certificates were ever phyically issued to the Sellers for the acquisition of ACEM Holding AG and the Company never took physical control of ACEM Holding AG.  No other shares have been issued by the Company over this period nor any kind of debt, convertible or otherwise.  The Company shares have not been trading over this period of time.    So no potential misinformation to the public occured since no shares to the Company's knowledge were ever traded in the market over that period of time in the first place.  The Acqusition of XL will result in a Super 8-k filing for the Company in meeting its disclosure requirements.  I will remain as the CEO of the Company after the acquisition.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Richard Fokker
Richard Fokker
Chief Executive Officer

cc: Tom Jones, Esq.